EXHIBIT 12.1

SM ENERGY COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except ratios)
Pre-tax income (loss) from continuing operations	$(1,201,916)	$(722,861)	$1,064,699	$278,611	$(83,517)
Add: Fixed charges	167,600	155,510	117,147	102,758	77,841
Add: Amortization of capitalized interest	13,905	9,116	11,448	11,784	9,095
Less: Capitalized interest	(17,004)	(25,051)	(16,165)	(10,952)	(12,135)
Earnings before fixed charges	$(1,037,415)	$(583,286)	$1,177,129	$382,201	$(8,716)

Fixed charges:
Interest expense (1)	$148,685	$128,149	$98,554	$89,711	$63,720
Capitalized interest	17,004	25,051	16,165	10,952	12,135
Interest expense component of rent (2)	1,911	2,310	2,428	2,095	1,986
Total fixed charges	$167,600	$155,510	$117,147	$102,758	$77,841

Ratio of earnings to fixed charges	—	—	10.0	3.7	—
Insufficient coverage	$1,205,015	$738,796	$—	$—	$86,557
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(1)
Includes amortization of deferred financing costs and discount. For the year ended December 31, 2016, excludes the $10.0 million paid to terminate a second lien facility that was no longer necessary to fund acquisition activity.

(2)	Represents a reasonable approximation of the portion of rental expense assumed to be attributable to the interest factor.